SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No.3)1

Patriot Coal Corporation
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

70336T 10 4
(CUSIP Number)

John A. Tisdale, Esq. General Counsel ArcLight Capital Holdings, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117 Telephone: (617) 531−6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 29, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filling on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 2 of 65 Pages

1	NAME OF REPORTING PERSON ArcLight Energy Partners Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 7,275,686
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 7,275,686
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,275,686
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 3 of 65 Pages

1	NAME OF REPORTING PERSON ArcLight Energy Partners Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 5,826,141
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 5,826,141
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,826,141
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 4 of 65 Pages

1	NAME OF REPORTING PERSON ArcLight PEF GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 7,275,686*
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 7,275,686
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,275,686
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON (See Instructions) CO
*  Solely in its capacity as the general partner of ArcLight Energy Partners Fund I, L.P.

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 5 of 65 Pages

1	NAME OF REPORTING PERSON ArcLight PEF GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 5,826,141*
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 5,826,141
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,826,141
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON (See Instructions) CO
*  Solely in its capacity as the general partner of ArcLight Energy Partners Fund II, L.P.

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 6 of 65 Pages

1	NAME OF REPORTING PERSON ArcLight Capital Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 13,101,827*
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 13,101,827
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,101,827
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON (See Instructions) CO
*  Solely in its capacity as the manager of ArcLight PEF GP, LLC, the general partner of ArcLight Energy Partners Fund I, L.P. and ArcLight PEF GP II, LLC, the general partner of ArcLight Energy Partners Fund II, L.P.

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 7 of 65 Pages

1	NAME OF REPORTING PERSON Daniel R. Revers*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 13,101,827*
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 13,101,827
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,101,827
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON (See Instructions) IN
*  Solely in his capacity as the manager of ArcLight Capital Holdings, LLC, the manager of ArcLight PEF GP, LLC  which is the general partner of ArcLight Energy Partners Fund I, L.P. and ArcLight PEF GP II, LLC, the general partner of ArcLight Energy Partners Fund II, L.P.  Mr. Revers disclaims beneficial ownership of the shares of Common Stock held by the ArcLight Funds, except to the extent of his pecuniary interest in such funds.

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 8 of 65 Pages

1	NAME OF REPORTING PERSON Robb E. Turner*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 13,101,827*
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 13,101,827
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,101,827
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON (See Instructions) IN
*  Solely in his capacity as the manager of ArcLight Capital Holdings, LLC, the manager of ArcLight PEF GP, LLC  which is the general partner of ArcLight Energy Partners Fund I, L.P. and ArcLight Energy Partners Fund II, L.P.  Mr. Turner disclaims beneficial ownership of the shares of Common Stock held by the ArcLight Funds, except to the extent of his pecuniary interest in such funds.

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 9 of 65 Pages

1	NAME OF REPORTING PERSON John F. Erhard*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 13,101,827*
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 13,101,827
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,101,827
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON (See Instructions) IN
*  Solely in his capacity as a principal of ArcLight Capital Holdings, LLC, the manager of ArcLight PEF GP, LLC  which is the general partner of ArcLight Energy Partners Fund I, L.P. and ArcLight Energy Partners Fund II, L.P.  Mr. Erhard disclaims beneficial ownership of the shares of Common Stock held by the ArcLight Funds, except to the extent of his pecuniary interest in such funds.

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 10 of 65 Pages

1	NAME OF REPORTING PERSON Caisse de Dépôt et Placement du Québec
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Québec, Canada
NUMBER OF SHARES	7	SOLE VOTING POWER 1,691,091
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,691,091
PERSON WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,691,091
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 11 of 65 Pages

1	NAME OF REPORTING PERSON Cascade Investment, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES	7	SOLE VOTING POWER 2,391,231(1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,391,231(1)
PERSON WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,391,231
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO
(1)  All shares of Common Stock held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 12 of 65 Pages

1	NAME OF REPORTING PERSON William H. Gates III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 2,391,231(1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,391,231(1)
PERSON WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,391,231
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON (See Instructions) IN
(1)  All shares of Common Stock held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 13 of 65 Pages

1	NAME OF REPORTING PERSON Citigroup Capital Partners II 2006 Citigroup Investment, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 491,619
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 491,619
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 491,619
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 14 of 65 Pages

1	NAME OF REPORTING PERSON Citigroup Capital Partners II Employee Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 552,225
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 552,225
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 552,225
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 15 of 65 Pages

1	NAME OF REPORTING PERSON Citigroup Capital Partners II Onshore, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 249,314
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 249,314
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 249,314
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 16 of 65 Pages

1	NAME OF REPORTING PERSON Citigroup Capital Partners II Cayman Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 312,382
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 312,382
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 312,382
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 17 of 65 Pages

1	NAME OF REPORTING PERSON Citigroup Private Equity LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,605,540
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,605,540
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,605,540
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 18 of 65 Pages

1	NAME OF REPORTING PERSON Citigroup Alternative Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,605,540
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,605,540
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,605,540
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON (See Instructions) IA

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 19 of 65 Pages

1	NAME OF REPORTING PERSON Citigroup Investments Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,605,540
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,605,540
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,605,540
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON (See Instructions) HC

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 20 of 65 Pages

1	NAME OF REPORTING PERSON Citigroup Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,711,876*
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,711,876*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,711,876*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON (See Instructions) HC
*  Includes shares held by the other Citigroup Entities.

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 21 of 65 Pages

1	NAME OF REPORTING PERSON Howard Hughes Medical Institute
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 1,595,715
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,595,715
PERSON WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,595,715
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 22 of 65 Pages

1	NAME OF REPORTING PERSON The Northwestern Mutual Life Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) IC

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 23 of 65 Pages

1	NAME OF REPORTING PERSON The Board of Trustees of the Leland Stanford Junior University
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) EP

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 24 of 65 Pages

1	NAME OF REPORTING PERSON Paul Vining
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 286,805
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER 286,805
PERSON WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 286,805
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 3 relates to shares of Common Stock of Patriot Coal Corporation (the "Issuer").  This Amendment is being jointly filed pursuant to a joint filing agreement attached as Exhibit 99.6 to the Schedule 13D filed on August 1, 2008 (File No. 005-83427), as amended on August 18, 2008 and January 21, 2009, by the following persons (collectively, the "Reporting Persons"), to amend and supplement the Items set forth below: ArcLight Energy Partners Fund I, L.P. ("ArcLight Fund I"), ArcLight Energy Partners Fund II, L.P. ("ArcLight Fund II", and together with ArcLight Fund I, the "ArcLight Funds"), ArcLight PEF GP, LLC ("ArcLight PEF GP"), ArcLight PEF GP II, LLC ("ArcLight PEF GP II"), ArcLight Capital Holdings, LLC ("ArcLight Capital Holdings", and together with the ArcLight Funds, ArcLight PEF GP and ArcLight PEF GP II the "ArcLight Entities"), Daniel R. Revers ("Mr. Revers"), Robb E. Turner ("Mr. Turner"), John F. Erhard (Mr. Erhard"), Caisse de Dépôt et Placement du Québec ("Caisse"), Cascade Investment, L.L.C. ("Cascade"), William H. Gates III (“Mr. Gates”), Citigroup Capital Partners II 2006 Citigroup Investment, L.P. ("Citigroup Investment"), Citigroup Capital Partners II Employee Master Fund, L.P. ("Citigroup Employee Master Fund"), Citigroup Capital Partners II Onshore, L.P. ("Citigroup Onshore"), Citigroup Capital Partners II Cayman Holdings, L.P. ("Citigroup Cayman", and together with Citigroup Investment, Citigroup Employee Master Fund, Citigroup Onshore, the "Citigroup Funds") Citigroup Private Equity LP ("Citigroup PE") Citigroup Alternative Investments LLC ("CAI"), Citigroup Investments Inc. ("CII") and Citigroup Inc. ("Citigroup" and together with Citigroup Funds, CAI and CII, the "Citigroup Entities"), Howard Hughes Medical Institute ("HHMI"), The Northwestern Mutual Life Insurance Company ("Northwestern"), The Board of Trustees of the Leland Stanford Junior University (“Stanford University”), Paul Vining ("Mr. Vining"), Timothy Elliott ("Mr. Elliott"), David Turnbull ("Mr. Turnbull"), Richard Verheij ("Mr. Verheij"), Tom McQuade ("Mr. McQuade"), B. Scott Spears ("Mr. Spears"), Keith St. Clair ("Mr. St. Clair"), Robert Bennett ("Mr. Bennett"), and Dwayne Francisco ("Mr. Francisco").  Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Reporting Persons' Schedule 13D, as amended.

Item 5.  Interest in Securities of the Issuer

Item 5(a) and (b) of the Schedule 13D is hereby amended and supplemented in its entirety by adding the following:

As previously disclosed, pursuant to the Letter Agreement, as amended, as of February 11, 2010, certain of the Reporting Persons that are parties to the Letter Agreement delivered an aggregate of 166,547 shares of Common Stock to Mr. Vining in satisfaction of their obligations under the Letter Agreement.

Following the delivery of such shares pursuant to the Letter Agreement, as of February 11, 2010, (i) the Reporting Persons collectively may be deemed to beneficially own 21,080,066 shares of Common Stock, representing approximately 23.3% of the outstanding shares of Common Stock (based on 90,323,753 shares of Common Stock reported by the Issuer as outstanding as of October 30, 2009) and (ii) the interests in the Common Stock of each of such Reporting Persons is as follows:

•
ArcLight Fund I has the shared power to vote, direct the voting of, dispose of and direct the disposition of 7,275,686 shares of Common Stock, representing approximately 8.1% of the outstanding shares of Common Stock.  Such shares may be deemed to be owned beneficially (solely for the purposes of Rule 13d-3 under the Act) by ArcLight PEF GP and ArcLight Capital Holdings.

•
ArcLight Fund II has the shared power to vote, direct the voting of, dispose of and direct the disposition of 5,826,141 shares of Common Stock, representing approximately 6.5% of the outstanding shares of Common Stock.  Such shares may be deemed to be owned beneficially (solely for the purposes of Rule 13d-3 under the Act) by ArcLight PEF GP II and ArcLight Capital Holdings.

•
ArcLight PEF GP, as general partner of ArcLight Fund I, and ArcLight Capital Holdings as manager of ArcLight PEF GP, may be deemed to beneficially own the shares of Common Stock held by ArcLight Fund I.  ArcLight PEF GP II, as general partner of ArcLight Fund II, and ArcLight Capital Holdings as manager of ArcLight PEF GP II, may be deemed to beneficially own the shares of Common Stock held by the ArcLight Funds. In addition, Messrs. Revers and Turner, as managers of ArcLight Capital Holdings may be deemed to beneficially own the shares of Common Stock held by the ArcLight Funds.

•
Cascade has the sole power to vote, direct the voting of, dispose of and direct the disposition of 2,391,231 shares of Common Stock, representing approximately 2.6% of the outstanding shares of Common Stock.  All shares of Common Stock held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

•
Caisse has the sole power to vote, direct the voting of, dispose of and direct the disposition of 1,691,091 shares of Common Stock, representing approximately 1.9% of the outstanding shares of Common Stock.

•
Citigroup Investment has the shared power to vote, direct the voting of, dispose of and direct the disposition of 491,619 shares of Common Stock, representing approximately 0.5% of the outstanding shares of Common Stock.

•
Citigroup Employee Master Fund has the shared power to vote, direct the voting of, dispose of and direct the disposition of 552,225  shares of Common Stock, representing approximately 0.6% of the outstanding shares of Common Stock

•
Citigroup Onshore has the shared power to vote, direct the voting of, dispose of and direct the disposition of 249,314 shares of Common Stock, representing approximately 0.3% of the outstanding shares of Common Stock.

•
Citigroup Cayman has the shared power to vote, direct the voting of, dispose of and direct the disposition of 312,382 shares of Common Stock, representing approximately 0.3% of the outstanding shares of Common Stock.

•
Citigroup PE has the shared power to vote, direct the voting of, dispose of and direct the disposition of 1,605,540 shares of Common Stock, representing approximately 1.8% of the outstanding shares of Common Stock.

•
CAI has the shared power to vote, direct the voting of, dispose of and direct the disposition of 1,605,540  shares of Common Stock, representing approximately 1.8% of the outstanding shares of Common Stock.

•
CII has the shared power to vote, direct the voting of, dispose of and direct the disposition of 1,605,540  shares of Common Stock, representing approximately 1.8% of the outstanding shares of Common Stock.

•
Citigroup has the shared power to vote, direct the voting of, dispose of and direct the disposition of 1,711,876 shares of Common Stock, representing approximately 1.9% of the outstanding shares of Common Stock

•
HHMI has the sole power to vote, direct the voting of, dispose of and direct the disposition of 1,595,715 shares of Common Stock, representing approximately 1.8% of the outstanding shares of Common Stock.

•	Northwestern does not have the sole power to vote, direct the voting of, dispose of and direct the disposition of any shares of Common Stock.

•	Stanford University does not have the sole power to vote, direct the voting of, dispose of and direct the disposition of any shares of Common Stock.

•
Mr. Vining has the sole power to vote, direct the voting of, dispose of and direct the disposition of 286,805 shares of Common Stock, representing approximately 0.3% of the outstanding shares of Common Stock.

•
Mr. Elliott has the sole power to vote, direct the voting of, dispose of and direct the disposition of 74,422 shares of Common Stock, representing approximately 0.1% of the outstanding shares of Common Stock.

•
Mr. Turnbull has the sole power to vote, direct the voting of, dispose of and direct the disposition of 32,476 shares of Common Stock, representing less than 0.1% of the outstanding shares of Common Stock.

•
Mr. Verheij has the sole power to vote, direct the voting of, dispose of and direct the disposition of 40,916 shares of Common Stock, representing less than 0.1% of the outstanding shares of Common Stock.

•	Mr. McQuade does not have the sole power to vote, direct the voting of, dispose of and direct the disposition of any shares of Common Stock.

•
Mr. Spears has the sole power to vote, direct the voting of, dispose of and direct the disposition of 29,170 shares of Common Stock, representing less than 0.1% of the outstanding shares of Common Stock.

•
Mr. St. Clair has the sole power to vote, direct the voting of, dispose of and direct the disposition of 28,932 shares of Common Stock, representing less than 0.1% of the outstanding shares of Common Stock.

•
Mr. Bennett has the sole power to vote, direct the voting of, dispose of and direct the disposition of 95,605 shares of Common Stock, representing approximately 0.1% of the outstanding shares of Common Stock.

•	Mr. Francisco does not have the sole power to vote, direct the voting of, dispose of and direct the disposition of any shares of Common Stock.

Item 5(c) is hereby amended and supplemented by adding the following:

Annex D attached hereto sets forth a summary of the transactions in the Common Stock effected by certain Reporting Persons within the past 60 days.

*     *     *     *

Each of the undersigned is responsible for the accuracy and completeness of the information in this Amendment No. 3 to Schedule 13D concerning himself or itself, and is not responsible for the accuracy or completeness of the information in this Schedule 13D concerning any other signatories.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2010

ARCLIGHT ENERGY PARTNERS FUND I, L.P.
By: ArcLight PEF GP, LLC, its
General Partner
By: ArcLight Capital Holdings,
LLC, its Manager
By:	/s/Daniel R. Revers
Name: Daniel R. Revers
Title: Manager

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2010

ARCLIGHT ENERGY PARTNERS FUND II, L.P.
By: ArcLight PEF GP II, LLC,
its General Partner
By: ArcLight Capital Holdings, LLC,
its Manager
By:	/s/Daniel R. Revers
Name: Daniel R. Revers
Title: Manager

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2010

ARCLIGHT PEF GP, LLC

By: ArcLight Capital Holdings, LLC,
its Manager
By:	_/s/Daniel R. Revers___________________
Name: Daniel R. Revers
Title: Manager

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2010

ARCLIGHT PEF GP II, LLC

By: ArcLight Capital Holdings, LLC,
its Manager
By:	/s/Daniel R. Revers
Name: Daniel R. Revers
Title: Manager

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2010

ARCLIGHT CAPITAL HOLDINGS, LLC

By:	/s/Daniel R. Revers
Name: Daniel R. Revers
Title: Manager

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2010

/s/Daniel R. Revers
Daniel R. Revers

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2010

/s/Robb E. Turner
Robb E. Turner

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2010

/s/John F. Erhard
John F. Erhard

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2010

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC
By:	/s/Ghislain Gauthier
Name: Ghislain Gauthier
Title: Senior Vice-President

By:	/s/Cyrille Vittecoq
Name: Cyrille Vittecoq
Title: Vice-President, Investments

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2010

CASCADE INVESTMENT, L.L.C.
By:	/s/Alan Heuberger
Name:	Alan Heuberger (1)
Title:	Attorney-in-fact for Michael Larson, Business Manager

(1)  Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of Michael Larson, and attached as Exhibit 99.1 to Amendment No. 1 to Cascade's Schedule 13D with respect to Otter Tail Corporation filed on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2010

WILLIAM H. GATES III

By:	/s/Alan Heuberger
Name:	Alan Heuberger (1)
Title:	Attorney-in-fact

(1)  Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, and attached as Exhibit 99.2 to Amendment No. 1 to Cascade Investment, L.L.C.’s Schedule 13D with respect to Otter Tail Corporation filed on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2010

CITIGROUP CAPITAL PARTNERS II 2006
CITIGROUP INVESTMENT, L.P.
By: Citigroup Private Equity LP,
its general partner
By:	/s/Jason Ment
Name: Jason Ment
Title: Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2010

CITIGROUP CAPITAL PARTNERS II EMPLOYEE MASTER
FUND, L.P.
By: Citigroup Private Equity LP, its
general partner
By:	/s/Jason Ment
Name: Jason Ment
Title: Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2010

CITIGROUP CAPITAL PARTNERS II ONSHORE, L.P.
By: Citigroup Private Equity LP,
its general partner
By:	/s/Jason Ment
Name: Jason Ment
Title: Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2010

CITIGROUP CAPITAL PARTNERS II CAYMAN
HOLDINGS, L.P.
By: Citigroup Private Equity LP,
its general partner
By:	/s/Jason Ment
Name: Jason Ment
Title: Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2010

CITIGROUP PRIVATE EQUITY LP

By:	/s/Jason Ment
Name: Jason Ment
Title: Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2010

CITIGROUP ALTERNATIVE INVESTMENTS LLC

By:	/s/Jason Ment
Name: Jason Ment
Title: Assistant Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2010

CITIGROUP INVESTMENTS INC.

By:	/s/Craig Barrack
Name: Craig Barrack
Title: Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2010

CITIGROUP INC.

By:	/s/Ali L. Karshan
Name: Ali L. Karshan
Title: Assistant Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2010

HOWARD HUGHES MEDICAL INSTITUTE
By:	/s/Craig A. Alexander
Name: Craig A. Alexander
Title: Vice President and General Counsel

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2010

THE NORTHWESTERN MUTUAL LIFE INSURANCE
COMPANY
By:	/s/Howard Stern
Name: Howard Stern
Title: Its Authorized Representative

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2010

THE BOARD OF TRUSTEES OF THE LELAND STANFORD
JUNIOR UNIVERSITY
By:	The Stanford Management Company,
a division thereof

By:	/s/Mark H. Hayes
Name:  Mark H. Hayes
Title: Director of Natural Resources Investments

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2010

 /s/Paul Vining
Paul Vining

Annex D

The following is a list of transactions in shares of the Issuer’s Common Stock, which to the best knowledge of the applicable Reporting Person have been effected in the past 60 days in the ordinary course of business.

Transfers Pursuant to the Letter Agreement

Set forth below is a summary of the shares of Common Stock required to be transferred by the applicable Reporting Person to Mr. Vining as of January 29, 2010 pursuant to the Letter Agreement.

ArcLight Energy Partners Fund I, LP	53,028
ArcLight Energy Partners Fund II, LP	42,469
Cascade Investment, LLC	17,421
Caise de Depot et Placement du Quebec	16,705
Citigroup Capital Partners II 2006 Citigroup Investment, LP	3,581
Citigroup Capital Partners II Employee Master Fund, LP	4,030
Citigroup Capital Partners II Onshore, LP	1,815
Citigroup Capital Partners II Cayman Holdings, LP	2,282
Howard Hughes Medical Institute	11,625
The Northwestern Mutual Life Company	8,844
The Board of Trustees of the Leland Stanford Junior University	4,747

Sales by Caisse

Set forth below is a summary of the additional shares of Common Stock sold by Caisse in open market transactions on the dates and for the prices specified below.

Date	Quantity	Price per share
01/22/2010	132,058	$17.92
01/26/2010	300,000	$17.94
01/26/2010	167,942	$17.58

Acquisitions by Stanford University

On February 2, 2010, Stanford University acquired 4,747 shares of Common Stock in open market transactions at a price of $16.99 per share.

Acquisitions by Northwestern

On February 1, 2010, Northwestern acquired 8,844 shares of Common Stock in open market transactions at a price of $15.9992 per share.

Sales by Mr. Verheij

On January 8, 2010, Mr. Verheij sold 10,230 shares of Common Stock in open market transaction at a price of $20.378402 per share.

Sales by Mr. St. Clair

On December 28, 2009, Mr. St. Clair sold 2,000 shares of Common Stock in open market transactions at a price of $14.41 per share.

Transactions by Mr. Bennett

Mr. Bennett received an award of 6,358 restricted shares of Common Stock on January 4, 2010 under the Patriot 2007 Long-Term Equity Incentive Plan (the "Plan"). The restricted stock awarded under the Plan will ratably vest in annual installments over a period of three years following the grant date; i.e., 33.33% of the award will be vested on the first anniversary of the grant date, 66.66% of the award will be vested on the second anniversary of the grant date and 100% of the award will be vested on the third anniversary of the grant date. The restricted stock will become fully vested if the Mr. Bennett terminates employment with the Issuer because of death or disability, or if a change in control occurs. In the event that Mr. Bennett's employment is terminated without cause or by Mr. Bennett for good reason, the restricted stock will vest with respect to the percentage of shares of Common Stock of the Issuer that would have otherwise vested on the next vesting date.

Mr. Bennett also received 12,716 non-qualified stock options on January 4, 2010 at an exercise price of $17.30 per share under the Plan.   The stock options will be 33.33% exercisable on January 4, 2011, 33.33% exercisable on January 4, 2012 and 33.34% exercisable on January 4, 2013 or earlier if Mr. Bennett terminates employment with the Issuer because of death or disability, or if a change in control occurs.  In the event that Mr. Bennett's employment is terminated without cause or by Mr. Bennett for good reason, the stock options will vest and become exercisable with respect to the percentage of shares of Common Stock of the Issuer that would have otherwise vested on the next vesting date.  Except as provided in the preceding sentence, any part of the stock options that are not exercisable will be terminated if Mr. Bennett terminates employment with The Issuer for any reason other than death or disability prior to the time such stock options have become vested and exercisable.  No stock options can be exercised more than ten years after the date of grant, but the ability to exercise the stock options may terminate sooner upon the occurrence of certain events.

Finally, Mr. Bennett received 6,538 performance-based restricted stock units (the "RSUs") under the Plan.  The RSU's granted are subject to satisfaction of certain performance-based parameters tied to total shareholder return ("TSR") relative to a peer group (or satisfaction of a specified TSR (the "Minimum TSR")), as described in the award agreement.  The RSUs will vest on December 31, 2012, or earlier if Mr. Bennett terminates employment with the Issuer because of death or disability, or if a change in control occurs.  The number of shares reported represent the minimum number of shares that may be awarded if the actual TSR exceeds the Minimum TSR.  All unvested RSUs will be forfeited if Mr. Bennett terminates employment with the Issuer for any reason other than death or disability, provided however, in the event that Mr. Bennett's employment is terminated without cause or by Mr. Bennett for good reason, a pro rata portion of the RSUs will vest.

Transactions by Mr. Vining

Set forth below is a summary of the additional shares of Common Stock sold by Mr. Vining in open market transactions on the dates and for the prices specified below.

Date	Quantity	Per Share Price
01/29/2010	573	$15.45
01/29/2010	573	$15.61
01/29/2010	573	$15.67
01/29/2010	573	$16.20
01/29/2010	573	$16.25
01/29/2010	373	$16.51
01/29/2010	200	$16.52
01/29/2010	573	$16.56
01/29/2010	573	$16.63
01/29/2010	400	$16.68
01/29/2010	173	$16.69
01/29/2010	573	$16.83
01/29/2010	573	$17.14
01/29/2010	573	$17.17
01/29/2010	573	$17.40
01/29/2010	573	$17.50
01/27/2010	100	$15.99
01/27/2010	100	$16.13
01/27/2010	100	$16.16
01/27/2010	100	$16.20
01/27/2010	100	$16.25
01/27/2010	100	$16.27
01/27/2010	100	$16.31
01/27/2010	100	$16.37
01/27/2010	100	$16.43
01/27/2010	100	$16.44

Date	Quantity	Per Share Price
01/27/2010	300	$16.45
01/27/2010	100	$16.46
01/27/2010	300	$16.56
01/27/2010	100	$16.57
01/27/2010	100	$16.59
01/27/2010	100	$16.60
01/27/2010	200	$16.63
01/27/2010	100	$16.68
01/27/2010	100	$16.71
01/27/2010	300	$16.72
01/27/2010	100	$16.73
01/27/2010	100	$16.78
01/27/2010	200	$16.85
01/27/2010	200	$16.87
01/27/2010	500	$16.88
01/27/2010	200	$16.89
01/27/2010	100	$16.90
01/27/2010	100	$16.91
01/27/2010	200	$16.92
01/27/2010	500	$16.93
01/27/2010	100	$16.94
01/27/2010	100	$16.95
01/27/2010	200	$16.96
01/27/2010	100	$16.97
01/27/2010	100	$17.00
01/27/2010	100	$17.03
01/27/2010	100	$17.04
01/27/2010	100	$17.06
01/27/2010	100	$17.10

Date	Quantity	Per Share Price
01/27/2010	100	$17.13
01/27/2010	200	$17.15
01/27/2010	100	$17.33
01/27/2010	100	$17.35
01/27/2010	100	$17.49
01/27/2010	100	$17.54
01/27/2010	100	$17.57
01/27/2010	100	$17.59
01/27/2010	100	$17.62
01/27/2010	100	$17.65
01/28/2010	500	$16.81
01/28/2010	1,000	$16.95
01/28/2010	1,000	$16.97
01/28/2010	1,000	$16.98
01/28/2010	1,500	$17.05
01/28/2010	800	$17.08
01/28/2010	200	$17.09
01/28/2010	500	$17.22
01/28/2010	500	$17.25
01/25/2010	100	$17.23
01/25/2010	100	$17.31
01/25/2010	200	$17.36
01/25/2010	100	$17.37
01/25/2010	100	$17.38
01/25/2010	200	$17.39
01/25/2010	100	$17.41
01/25/2010	200	$17.45
01/25/2010	200	$17.48
01/25/2010	300	$17.49

Date	Quantity	Per Share Price
01/25/2010	100	$17.50
01/25/2010	200	$17.52
01/25/2010	500	$17.53
01/25/2010	200	$17.54
01/25/2010	400	$17.55
01/25/2010	100	$17.56
01/25/2010	600	$17.57
01/25/2010	100	$17.58
01/25/2010	200	$17.60
01/25/2010	200	$17.61
01/25/2010	500	$17.62
01/25/2010	100	$17.63
01/25/2010	400	$17.64
01/25/2010	200	$17.65
01/25/2010	100	$17.66
01/25/2010	100	$17.67
01/25/2010	100	$17.68
01/25/2010	200	$17.71
01/25/2010	100	$17.72
01/25/2010	200	$17.74
01/25/2010	100	$17.80
01/25/2010	200	$17.82
01/25/2010	200	$17.84
01/25/2010	100	$17.88
01/25/2010	200	$17.91
01/26/2010	1,000	$17.05
01/26/2010	400	$17.14
01/26/2010	500	$17.67
01/26/2010	500	$17.71

Date	Quantity	Per Share Price
01/26/2010	600	$17.92
01/26/2010	1,000	$17.94
01/26/2010	1,000	$17.95
01/26/2010	1,000	$18
01/26/2010	1,000	$18.28
01/21/2010	100	$17.56
01/21/2010	100	$17.59
01/21/2010	100	$17.61
01/21/2010	200	$17.64
01/21/2010	200	$17.67
01/21/2010	100	$17.68
01/21/2010	100	$17.69
01/21/2010	300	$17.71
01/21/2010	100	$17.72
01/21/2010	100	$17.74
01/21/2010	100	$17.75
01/21/2010	100	$17.76
01/21/2010	100	$17.77
01/21/2010	100	$17.78
01/21/2010	100	$17.79
01/21/2010	200	$17.82
01/21/2010	100	$17.84
01/21/2010	200	$17.86
01/21/2010	200	$17.87
01/21/2010	200	$17.88
01/21/2010	200	$17.91
01/21/2010	100	$17.92
01/21/2010	200	$17.95
01/21/2010	100	$17.97

Date	Quantity	Per Share Price
01/21/2010	100	$17.98
01/21/2010	200	$17.99
01/21/2010	300	$18.00
01/21/2010	100	$18.01
01/21/2010	100	$18.03
01/21/2010	100	$18.04
01/21/2010	200	$18.05
01/21/2010	200	$18.06
01/21/2010	100	$18.12
01/21/2010	100	$18.13
01/21/2010	100	$18.15
01/21/2010	100	$18.17
01/21/2010	100	$18.18
01/21/2010	100	$18.23
01/21/2010	100	$18.33
01/21/2010	100	$18.34
01/21/2010	100	$18.47
01/21/2010	100	$18.51
01/21/2010	200	$18.53
01/21/2010	100	$18.68
01/21/2010	100	$18.7
01/21/2010	100	$18.72
01/21/2010	100	$18.86
01/21/2010	100	$18.87
01/21/2010	100	$19.02
01/21/2010	100	$19.03
01/21/2010	100	$19.15
01/21/2010	100	$19.16
01/21/2010	100	$19.21

Date	Quantity	Per Share Price
01/21/2010	100	$19.32
01/22/2010	500	$17
01/22/2010	500	$17.1
01/22/2010	500	$17.35
01/22/2010	500	$17.38
01/22/2010	500	$17.48
01/22/2010	500	$17.49
01/22/2010	500	$17.96
01/22/2010	2,000	$18.33
01/22/2010	300	$18.35
01/22/2010	1,200	$18.38
01/20/2010	500	$20.16
01/20/2010	500	$20.19
01/20/2010	500	$20.2
01/20/2010	2,000	$20.21
01/20/2010	1,000	$20.22
01/20/2010	900	$20.24
01/20/2010	500	$20.25
01/20/2010	100	$20.26
01/20/2010	500	$20.35
01/20/2010	500	$20.57
01/15/2010	1,000	$20.15
01/15/2010	500	$20.03
01/15/2010	500	$20.06
01/15/2010	1,000	$20.07
01/15/2010	500	$20.08
01/15/2010	1,000	$20.1
01/15/2010	2,000	$20.11
01/15/2010	500	$20.64

Date	Quantity	Per Share Price
01/19/2010	100	$20.02
01/19/2010	100	$20.07
01/19/2010	100	$20.15
01/19/2010	100	$20.22
01/19/2010	100	$20.26
01/19/2010	100	$20.27
01/19/2010	100	$20.28
01/19/2010	100	$20.31
01/19/2010	100	$20.33
01/19/2010	200	$20.34
01/19/2010	300	$20.36
01/19/2010	100	$20.37
01/19/2010	200	$20.38
01/19/2010	200	$20.39
01/19/2010	100	$20.4
01/19/2010	100	$20.43
01/19/2010	100	$20.44
01/19/2010	100	$20.46
01/19/2010	200	$20.48
01/19/2010	200	$20.49
01/19/2010	200	$20.5
01/19/2010	100	$20.53
01/19/2010	100	$20.54
01/19/2010	100	$20.55
01/19/2010	100	$20.57
01/19/2010	200	$20.61
01/19/2010	200	$20.62
01/19/2010	100	$20.63
01/19/2010	100	$20.66

Date	Quantity	Per Share Price
01/19/2010	200	$20.69
01/19/2010	100	$20.79
01/19/2010	100	$20.82
01/19/2010	200	$20.89
01/19/2010	100	$20.9
01/19/2010	200	$20.92
01/19/2010	100	$20.93
01/19/2010	100	$20.97
01/19/2010	100	$21.01
01/19/2010	100	$21.04
01/19/2010	100	$21.06
01/19/2010	100	$21.09
01/19/2010	100	$21.11
01/19/2010	178	$21.14
01/19/2010	100	$21.16
01/19/2010	100	$21.18
01/19/2010	100	$21.19

In addition, Mr. Vining received an award of 23,121 restricted shares of Common Stock on January 4, 2010 under the Patriot 2007 Long-Term Equity Incentive Plan (the "Plan"). The restricted stock awarded under the Plan will ratably vest in annual installments over a period of three years following the grant date; i.e., 33.33% of the award will be vested on the first anniversary of the grant date, 66.66% of the award will be vested on the second anniversary of the grant date and 100% of the award will be vested on the third anniversary of the grant date. The restricted stock will become fully vested if the Mr. Vining terminates employment with the Issuer because of death or disability, or if a change in control occurs. In the event that Mr. Vining's employment is terminated without cause or by Mr. Vining for good reason, the restricted stock will vest with respect to the percentage of shares of Common Stock of the Issuer that would have otherwise vested on the next vesting date.

Mr. Vining also received 46,242 non-qualified stock options on January 4, 2010 at an exercise price of $15.45 per share under the Plan.  The stock options will be 33.33% exercisable on January 4, 2011, 33.33% exercisable on January 4, 2012 and 33.34% exercisable on January 4, 2013 or earlier if Mr. Vining terminates employment with the Issuer because of death or disability, or if a change in control occurs.  In the event that Mr. Vining's employment is terminated without cause or by Mr. Vining for good reason, the stock options will vest and become exercisable with respect to the percentage of shares of Common Stock of the Issuer that would have otherwise vested on the next vesting date.  Except as provided in the preceding sentence, any part of the stock options that are not exercisable will be terminated if Mr. Vining terminates employment with the Issuer for any reason other than death or disability prior to the time such stock options have become vested and exercisable.  No stock options can be exercised more than ten years after the date of grant, but the ability to exercise the stock options may terminate sooner upon the occurrence of certain events.

Finally, Mr. Vining received 23,121 performance-based restricted stock units (the "RSUs") under the Plan.  The RSUs are subject to satisfaction of certain performance-based parameters tied to total shareholder return ("TSR") relative to a peer group (or satisfaction of a specified TSR (the "Minimum TSR")), as described in the award agreement.  The RSUs will vest on December 31, 2012, or earlier if Mr. Vining terminates employment with the Issuer because of death or disability, or if a change in control occurs.  The number of shares reported represent the minimum number of shares that may be awarded if the actual TSR exceeds the Minimum TSR.  All unvested RSUs will be forfeited if Mr. Vining terminates employment with the Issuer for any reason other than death or disability, provided however, in the event that Mr. Vining's employment is terminated without cause or by Mr. Vining for good reason, a pro rata portion of the RSUs will vest.

Transactions by Citigroup

Set forth below is a list of transactions in shares of the Issuer's Common Stock, which to the best of the knowledge of Citigroup Inc., have been effected in the past 60 days in the ordinary course of business.  Citigroup Inc., through its subsidiaries, engaged in the following open market transactions, which are summarized below, to report (i) the total amount of shares that were the subject of transactions effected on each day and (ii) the lowest and highest price per share at which the transactions were effected:

Trade Date	Purchase or Sale	Quantity	Low Price	High Price
01/28/2010	Purchase	41,985	$16.71	$17.36
01/28/2010	Sale	46,108	$16.71	$17.35
01/27/2010	Purchase	86,351	$16.00	$17.59
01/27/2010	Sale	97,274	$16.00	$17.22
01/26/2010	Purchase	52,150	$16.94	$18.31
01/26/2010	Sale	77,369	$16.95	$18.31
01/25/2010	Purchase	56,443	$17.30	$17.92
01/25/2010	Sale	47,695	$17.34	$17.86
01/22/2010	Purchase	53,834	$16.75	$18.49
01/22/2010	Sale	60,565	$16.75	$18.48
01/21/2010	Purchase	189,045	$17.57	$19.17
01/21/2010	Sale	133,874	$17.57	$19.26
01/20/2010	Purchase	20,251	$20.10	$20.57
01/20/2010	Sale	22,690	$20.10	$20.57
01/19/2010	Purchase	254,811	$20.00	$21.17
01/19/2010	Sale	74,295	$20.00	$21.15
01/15/2010	Purchase	45,308	$19.75	$20.21

Trade Date	Purchase or Sale	Quantity	Low Price	High Price
01/15/2010	Sale	68,126	$12.50	$20.64
01/14/2010	Purchase	38,238	$20.55	$21.18
01/14/2010	Sale	59,460	$20.65	$21.22
01/13/2010	Purchase	122,336	$20.10	$21.32
01/13/2010	Sale	218,408	$20.12	$21.36
01/12/2010	Purchase	235,891	$19.29	$20.85
01/12/2010	Sale	367,748	$19.30	$20.85
01/11/2010	Purchase	172,892	$20.10	$21.93
01/11/2010	Sale	244,050	$20.10	$22.07
01/8/2010	Purchase	124,690	$18.86	$20.60
01/8/2010	Sale	115,793	$18.86	$20.60
01/7/2010	Purchase	108,634	$18.59	$19.37
01/7/2010	Sale	101,184	$18.59	$19.38
01/6/2010	Purchase	114,334	$18.58	$19.17
01/6/2010	Sale	103,963	$18.58	$19.18
01/5/2010	Purchase	63,094	$17.44	$18.38
01/5/2010	Sale	78,449	$17.36	$18.29
01/4/2010	Purchase	32,600	$16.37	$17.30
01/4/2010	Sale	27,898	$16.03	$17.30
12/31/2009	Purchase	24,858	$15.46	$15.72
12/31/2009	Sale	21,141	$15.46	$15.72
12/30/2009	Purchase	5,245	$15.34	$15.62
12/30/2009	Sale	6,014	$15.34	$15.64
12/29/2009	Purchase	22,551	$15.76	$16.48
12/29/2009	Sale	23,281	$15.75	$16.48
12/28/2009	Purchase	38,334	$16.20	$17.05
12/28/2009	Sale	52,379	$16.20	$17.05
12/24/2009	Purchase	21,619	$16.28	$16.67

Trade Date	Purchase or Sale	Quantity	Low Price	High Price
12/24/2009	Sale	26,204	$16.36	$16.65
12/23/2009	Purchase	75,982	$15.00	$16.30
12/23/2009	Sale	73,312	$14.85	$16.34
12/22/2009	Purchase	31,490	$14.12	$14.80
12/22/2009	Sale	57,845	$14.20	$14.80
12/21/2009	Purchase	44,966	$13.89	$14.55
12/21/2009	Sale	327,971	$13.89	$14.55
12/18/2009	Purchase	256,106	$13.78	$14.00
12/18/2009	Sale	441,903	$13.69	$14.08
12/17/2009	Purchase	18,711	$13.48	$13.85
12/17/2009	Sale	11,045	$13.50	$13.96
12/16/2009	Purchase	18,795	$13.75	$14.30
12/16/2009	Sale	21,131	$13.74	$14.30
12/15/2009	Purchase	36,852	$13.45	$13.80
12/15/2009	Sale	36,385	$13.20	$13.80
12/14/2009	Purchase	34,251	$13.00	$13.46
12/14/2009	Sale	31,092	$13.00	$13.45
12/11/2009	Purchase	19,404	$12.66	$12.86
12/11/2009	Sale	57,343	$12.66	$12.86
12/10/2009	Purchase	13,402	$12.53	$12.67
12/10/2009	Sale	24,714	$12.42	$12.67
12/9/2009	Purchase	10,380	$12.02	$12.31
12/9/2009	Sale	14,674	$12.02	$12.31
12/8/2009	Purchase	21,302	$12.00	$12.26
12/8/2009	Sale	21,488	$12.00	$12.27
12/7/2009	Purchase	58,341	$12.09	$12.38
12/7/2009	Sale	81,980	$12.10	$12.40
12/4/2009	Purchase	103,720	$11.95	$13.06

Trade Date	Purchase or Sale	Quantity	Low Price	High Price
12/4/2009	Sale	171,899	$11.95	$13.08
12/3/2009	Purchase	31,696	$12.57	$12.94
12/3/2009	Sale	60,565	$12.61	$12.99
12/2/2009	Purchase	35,232	$12.79	$13.00
12/2/2009	Sale	42,126	$12.57	$13.12
12/1/2009	Purchase	16,183	$12.40	$12.65
12/1/2009	Sale	16,971	$12.40	$12.74
11/30/2009	Purchase	75,830	$12.22	$12.98
11/30/2009	Sale	124,408	$12.17	$12.98